Happiness Biotech Group Limited

No. 11, Dongjiao East Road

Shunchang County, Nanping

Fujian, People’s Republic of China

86-0599-782-8808

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Deanna Virginio

Office of Life Sciences

November 19, 2020

Re:	Happiness Biotech Group Limited
Registration Statement on Form F-3
Filed November 12, 2020
File No. 333-250026

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Happiness Biotech Group Limited (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on November 23, 2020, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By: /s/Xuezhu Wang Name: Xuezhu Wang Title: Chief Executive Officer
Happiness Biotech Group Limited

cc:	Joan Wu, Esq.,
Hunter Taubman Fischer & Li LLC